Exhibit 12.2
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	(Unaudited)
	Six Months Ended
	June 30,				Twelve Months Ended December 31,
(in thousands of dollars)	2010		2009		2009		2008		2007		2006		2005

Earnings:
Income (loss) before income taxes	$63,727		$(2,822,844)		$(3,678,183)		$(296,008)		$22,643		$514,061		$543,574

Add: Fixed charges, excluding interest on deposits and preferred stock dividends	53,569		89,364		155,269		351,672		431,320		345,253		243,239

Earnings available for fixed charges, excluding interest on deposits	117,296		(2,733,480)		(3,522,914)		55,664		453,963		859,314		786,813
Add: Interest on deposits	243,124		363,650		674,101		931,679		1,026,388		717,167		446,919

Earnings available for fixed charges, including interest on deposits	360,420		(2,369,830)		(2,848,813)		987,343		1,480,351		1,576,481		1,233,732

Fixed Charges:
Interest expense, excluding interest on deposits	45,759		81,907		139,754		334,952		415,063		334,175		232,435
Interest factor in net rental expense	7,810		7,457		15,515		16,720		16,257		11,078		10,804
Preferred stock dividends	58,783		116,244		174,756		46,400		—		—		—

Total fixed charges, excluding interest on deposits	112,352		205,608		330,025		398,072		431,320		345,253		243,239
Add: Interest on deposits	243,124		363,650		674,101		931,679		1,026,388		717,167		446,919

Total fixed charges, including interest on deposits	$355,476		$569,258		$1,004,126		$1,329,751		$1,457,708		$1,062,420		$690,158

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Excluding interest on deposits	1.04	x	(13.29	)x	(10.67	)x	0.14	x	1.05	x	2.49	x	3.23	x
Including interest on deposits	1.01	x	(4.16	)x	(2.84	)x	0.74	x	1.02	x	1.48	x	1.79	x